UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

The ONE Group Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88338K103
(CUSIP Number)

Philip Wagenheim

c/o Broadband Capital Management LLC

712 Fifth Avenue, 22nd Floor

New York, New York 10019

(212) 277-5301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	Schedule 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Philip Wagenheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b ) ☐ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 520,663 shares[1]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 520,663 shares[1]
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,663 shares[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%[2]
14	TYPE OF REPORTING PERSON IN

1 Consists of 520,663 shares of common stock of The ONE Group Hospitality, Inc. (referred to herein as the “Issuer”) held by the Reporting Person. Includes 50,985 shares of common stock of the Issuer held by Committed Capital Holdings LLC, a company in which Mr. Wagenheim serves as the managing member. As the managing member, Mr. Wagenheim exercises sole voting and dispositive power of the 50,985 shares of common stock beneficially owned by Committed Capital Holdings LLC. As such, Mr. Wagenheim can be deemed to be the beneficial owner of all such shares. Other than the shares of common stock to which Mr. Wagenheim has an indirect pecuniary interest, Mr. Wagenheim disclaims beneficial ownership over the shares of common stock beneficially owned by Committed Capital Holdings LLC.

2 The percentage ownership was calculated based on 24,940,195 shares of common stock reported by the Issuer to be issued and outstanding as of August 14, 2014 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

CUSIP No. 88338K103	Schedule 13D	Page 3 of 5 Pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 3, all other provisions of the Schedule 13D filed by the Reporting Person on July 13, 2007, as amended by Amendment No. 1 filed by the Reporting Person on November 1, 2011 and Amendment No. 2 filed by the Reporting Person on December 5, 2013 (as amended, collectively, the "Original Schedule 13D") remain in full force and effect. The Original Schedule 13D together with this Amendment No. 2 is referred to herein as the "Schedule 13D." Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of The ONE Group Hospitality, Inc., whose principal executive offices are located at 411 W. 14th Street, 2nd Floor, New York, New York 10014 (the "Issuer").

Item 4.  Purpose of Transaction.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns 520,663 shares of Common Stock of the Issuer.3 Such shares represent beneficial ownership of 2.1% of the issued and outstanding shares of Common Stock of the Issuer, based on 24,940,195 shares of Common Stock reported by the Issuer to be issued and outstanding as of August 14, 2014 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

(b)  The Reporting Person has the sole right to vote or dispose, or direct the voting or disposition of, all of the 520,663 shares of Common Stock beneficially owned by the Reporting Person.

(c)  On October 16, 2014, Committed Capital Holdings LLC, a company in which the Reporting Person serves as managing member and owns a membership interest, consummated a pro rata distribution of an aggregate of 916,450 shares of the 967,435 shares of Issuer’s Common Stock owned by it. As a result of the distribution, the Reporting Person received 1,000 shares of Issuer’s Common Stock as a result of his membership interest. As the managing member, Mr. Wagenheim exercises sole voting and dispositive power over the remaining 50,985 shares of common stock beneficially owned by Committed Capital Holdings LLC. As such, Mr. Wagenheim can be deemed to be the beneficial owner of all such shares. Other than the shares of Common Stock to which Mr. Wagenheim has an indirect pecuniary interest, Mr. Wagenheim disclaims beneficial ownership over the shares of Common Stock beneficially owned by Committed Capital Holdings LLC.

Following the distribution of shares described above, the Reporting Person beneficially owns 2.1% of the Common Stock of the Issuer.

(d)  Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

(e)  As of October 16, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of the Issuer’s Common Stock.

3 See Footnote 1.

CUSIP No. 88338K103	Schedule 13D	Page 4 of 5 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2014	By:	/s/ Philip Wagenheim
Philip Wagenheim